UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*


                                  I-trax, Inc.
                                  ------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    45069D203
                                    ---------
                                 (CUSIP Number)

                                December 22, 2004
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 45069D203                    13G                     Page 2 of 8 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Ventures, L.P. - (IRS Identification No. 13-3784037)
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            1,161,239 shares, except that Warburg Pincus & Co.
                            ("WPC"), the sole general partner of Warburg, Pincus
                            Ventures, L.P. ("WPV"), may be deemed to have shared
                            voting power with respect to such shares and Warburg
                            Pincus LLC ("WPLLC"), the manager of WPV, may be
                            deemed to have shared voting power with respect to
                            such shares.
NUMBER OF            ------ ----------------------------------------------------
SHARES               6      SHARED VOTING POWER
BENEFICIALLY
OWEND BY                    See response to row 5.
EACH                 ------ ----------------------------------------------------
REPORTING            7      SOLE DISPOSITIVE POWER
PERSON
WITH                        1,161,239 shares, except that WPC, the sole general
                            partner of WPV, may be deemed to have shared
                            dispositive power with respect to such shares and
                            WPLLC, the manager of WPV, may be deemed to have
                            shared dispositive power with respect to such
                            shares.
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            See response to row 7.
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,161,239
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [  ]
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           4.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. 45069D203                    13G                     Page 3 of 8 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg Pincus & Co. - (IRS Identification No. 13-6358475)
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            1,161,239 shares, all of which are beneficially
                            owned by WPV. WPC is the sole general partner of WPV
                            and WPLLC is the manager of WPV. WPC and WPLLC may
                            be deemed to share with WPV voting power with
                            respect to such shares.
                     ------ ----------------------------------------------------
NUMBER OF            6      SHARED VOTING POWER
SHARES
BENEFICIALLY                See response to row 5.
OWNED BY             ------ ----------------------------------------------------
EACH                 7      SOLE DISPOSITIVE POWER
REPORTING
PERSON                      1,161,239 shares, all of which are beneficially
WITH                        owned by WPV.  WPC is the sole general partner of
                            WPV and WPLLC is the manager of WPV.  WPC and WPLLC
                            may be deemed to share with WPV dispositive power
                            with respect to such shares.
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            See response to row 7.
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,161,239
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [  ]
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           4.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. 45069D203                    13G                     Page 4 of 8 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg Pincus LLC - (IRS Identification No. 13-3536050)
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            1,161,239 shares, all of which are beneficially
                            owned by WPV. WPLLC is the manager of WPV and WPC is
                            the sole general partner of WPV. WPC and WPLLC may
                            be deemed to share with WPV voting power with
                            respect to such shares.
                     ------ ----------------------------------------------------
NUMBER OF            6      SHARED VOTING POWER
SHARES
BENEFICIALLY                See response to row 5.
OWNED BY             ------ ----------------------------------------------------
EACH                 7      SOLE DISPOSITIVE POWER
REPORTING
PERSON                      1,161,239 shares, all of which are beneficially
WITH                        owned by WPV.  WPLLC is the manager of WPV and WPC
                            is the sole general partner of WPV.  WPC and WPLLC
                            may be deemed to share with WPV dispositive power
                            with respect to such shares.
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            See response to row 7.
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,161,239
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [  ]
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           4.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 1 to Schedule 13G is being filed with respect to the Common Stock, $0.001 par value of I-trax, Inc.

Item 1(a):          Name of Issuer:
----------          ---------------

     I-trax, Inc., a Delaware corporation (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
----------          ------------------------------------------------

     4 Hillman Drive, Suite 130
     Chadds Ford, Pennsylvania 19317

Item 2(a):          Name of Person Filing:
----------          ----------------------

     Warburg, Pincus Ventures, L.P.  ("WPV")

     Warburg Pincus & Co.  ("WPC")

     Warburg Pincus LLC  ("WPLLC")

Item 2(b):          Address of Principal Business Office or, if None, Residence:
----------          ------------------------------------------------------------

     466 Lexington Avenue
     New York, New York 10017

Item 2(c):          Citizenship:
---------           -----------

     WPV is a Delaware limited partnership

     WPC is a New York general partnership

     WPLLC is a New York limited liability company

Item 2(d):          Title of Class of Securities:
----------          -----------------------------

     Common Stock, $0.001 par value (the "Common Stock")

Item 2(e):          CUSIP Number:
----------          -------------

     45069D203

Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
-------             --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    ------------------------------------------------------

     Not applicable.

Item 4:             Ownership:
-------             ----------

     As to each of WPV, WPC and WPLLC (individually, a "Reporting Person" and collectively the "Reporting Persons"):

     (a)  Amount beneficially owned: 1,161,239

     (b)  Percent of class: 4.1%

     (c)  Number of shares as to which the person has:

          (i) Sole power to vote or direct the vote: See Row 5 for each Reporting Person.

          (ii) Shared power to vote or direct the vote: See Row 6 for each Reporting Person.

          (iii) Sole power to dispose or direct the disposition of: See Row 7 for each Reporting Person.

          (iv) Shared power to dispose or direct the disposition of: See Row 8 for each Reporting Person.

Item 5:             Ownership of Five Percent or Less of a Class:
-------             ---------------------------------------------

     As of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than five percent of the Company's Common Stock.

Item 6:             Ownership of More than Five Percent on Behalf of Another
-------             --------------------------------------------------------
                    Person:
                    -------

     Not applicable.

Item 7:             Identification and Classification of the Subsidiary Which
-------             ---------------------------------------------------------
                    Acquired the Security Being Reported on by the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ----------------

     Not applicable.

Item 8:             Identification and Classification of Members of the Group:
-------             ----------------------------------------------------------

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The agreement among the Reporting Persons to file jointly was previously filed as Exhibit 1 to the initial filing of this Schedule 13G by the Reporting Persons on March 26, 2004. Each Reporting Person disclaims beneficial ownership of the Common Stock except to the extent of its pecuniary interest therein.

Item 9:             Notice of Dissolution of Group:
-------             -------------------------------

     Not applicable.

Item 10:                         Certification:
-------                          -------------

         Each Reporting Person hereby makes the following certification:

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 28, 2004

                                        WARBURG, PINCUS VENTURES, L.P.

                                        By: Warburg Pincus & Co.
                                            its General Partner

                                        By: /s/  Scott A. Arenare
                                            -----------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


                                        WARBURG PINCUS & CO.

                                        By: /s/  Scott A. Arenare
                                            -----------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


                                        WARBURG PINCUS LLC

                                        By: /s/  Scott A. Arenare
                                            -----------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Managing Director



                                  Exhibit Index

Exhibit 1 Joint Filing Agreement, dated as of March 26, 2004, by and among Warburg, Pincus Ventures, L.P., Warburg Pincus & Co. and Warburg Pincus LLC (incorporated by reference to Form 13G filed by the reporting persons on March 26, 2004).